U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Notice of Exempt Solicitation

Submitted pursuant to Rule 14a-6(g)

Amendment No.

1.	Name of Registrant:

Feldman Mall Properties, Inc.

2.	Name of persons relying on exemption:

Mercury Real Estate Advisors LLC

David R. Jarvis

Malcolm F. MacLean IV

3.	Address of persons relying on the exemption:

c/o Mercury Partners LLC

Three River Road

Greenwich, CT 06807

4.	Written materials. The following written materials are attached:

Exhibit 1: Letter to Board of Directors of Feldman Mall Properties, Inc., dated March 20, 2007.

EXHIBIT INDEX

Exhibit 1:	Letter to Board of Directors of Feldman Mall Properties, Inc., dated March 20, 2007.

Exhibit 1

Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

March 20, 2007

Board of Directors

Feldman Mall Properties, Inc.

1010 Northern Boulevard

Suite 314

Great Neck, NY 11021

Dear Gentlemen:

As you are aware, Mercury Real Estate Advisors LLC (“Mercury”) is one of the largest investors in Feldman Mall Properties, Inc. (“Feldman” or the “Company”), with a reported ownership stake of approximately 9.7%. In letters dated both December 18, 2006 and January 30, 2007, we strongly urged the Board of Directors of the Company (the “Board”) to promptly engage a leading investment banking firm to immediately sell the Company. Furthermore, in our January 30, 2007 letter, we informed you that we have received numerous inquiries from well known and established national and regional mall owners and operators that have expressed interest in exploring a purchase of the Company or its assets. To address this bona fide interest in a purchase of the Company or it assets, we urged the Board to form an independent committee to pursue strategic alternatives.

Approximately 50 days since our January 30, 2007 letter, we have yet to receive any response from the Company, including the independent members of the Board, with respect to our request. We believe this lack of response to our request and general indifference to the potential interest of third party buyers is contrary to the fiduciary duties of the Board to explore all reasonable means to maximize shareholder value.

Moreover, instead of pursuing the strategic alternatives advocated in our prior correspondence, the Company has continued to underperform and exhibit a lack of leadership and governance as demonstrated, in part, by the following examples:

1.	Non-timely SEC filings. The Company has failed to file in a timely manner periodic reports required under the Securities Exchange Act of 1934, including its current 2006 Form 10-K (for which the Company has requested an extension), Q3 2006 Form 10-Q, Q2 2006 Form 10-Q, 2005 Form 10-K and 2004 Form 10-K.

2.	Rescheduling of Earnings Releases and Conf Calls. On March 10, 2005, the Company rescheduled its Q4 2004 and full year 2004 earnings call because the Company could not complete its financials in a timely manner.

Again on March 2, 2006, the Company rescheduled its Q4 2005 and full year 2005 earnings call because the Company could not complete its financials in a timely manner.

3.	Revision to FFO. On April 6, 2006, the Company revised its reported Q4 2005 Funds from Operations (FFO) from $0.18 to $0.15 per share.

4.	Reduction of Earnings Guidance. On November 11, 2005, the Company revised its Q3 2005 earnings guidance from $0.28 to $0.30 per share to $0.23 to $0.25 per share, a reduction of over 17%. Again, only three months later, on February 22, 2006, the Company revised its Q4 2005 earnings guidance from $0.25 to $0.27 per share to $0.17 to $0.18 per share, another reduction of approximately 27% for a total reduction over six months of over 40%.

This continued pattern of delays in SEC filings, downward adjustment in reported FFO by a whopping 16.6%, and a reduction of earnings guidance by approximately 40% is extremely troubling. This pattern, coupled with a lagging total return of 6.5% since the Company’s initial public offering in December 2004 (compared with a total return of over 60% for the MSCI REIT index), and a G&A expense ratio of 11.6% of revenues as compared to the peer group average of 4.6%, should lead any prudent shareholder and independent director to question why this Company remains under its current stewardship.

Furthermore, given that the Company continues to trade at such deep discount to its liquidation valuation and that there are several independent third parties who are interested in the purchase of the Company or its assets, we again, urge the independent members of the Board to hire an investment bank to pursue strategic alternatives. The Board should not continue to let the opinion of its seemingly conflicted Chairman, Larry Feldman, determine the right course of action for achieving and maximizing shareholder value.

Thank you for your prompt attention to this critical issue. We will call you later this week to schedule a time to discuss this matter in person as well.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Name:	Malcolm F. MacLean IV
Title:	President

/s/ David R. Jarvis
Name:	David R. Jarvis
Title:	Chief Executive Officer